EXHIBIT 99.1

Qiao Xing Universal Announces New Website

     HUIZHOU, China, Nov. 3 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today the launch of its new website, http://www.cosun-xing.com .

     Qiao Xing’s original website, http://www.qiaoxing.com , now belongs to one of its subsidiaries, Qiao Xing Communication Industry Co., Ltd.
     “www.cosun-xing.com is now the only website representing Qiao Xing Universal. The website will be continuously updated, enabling a wide range of investors to keep up with the Company’s development. We also welcome shareholders and customers to visit the new website and will be encouraging them to offer feedback,” said Wu Ruilin, chairman of the board for Qiao Xing Universal Telephone, Inc.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary, Qiao Xing Mobile Communication Co., Ltd., acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003.